 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

July 02, 2008

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: July 02, 2008

                                                                      By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer SMITH & NEPHEW PLC	2.
State whether the notification relates to (i) a
transaction notified in accordance with DTR 3.1.2 R,

(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793

of the Companies Act (2006).

(i)

3.	Name of person discharging managerial responsibilities/director JACK CAMPO	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N /A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 IN RESPECT OF A BENEFICIAL H OLDING REGISTERED IN THE NAME OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares (i) ORDINARY SHARES (ii) AMERICAN DEPOSITARY SHARES ("ADS")
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them JACK CAMPO	8.	State the nature of the transaction (i) GRANT OF EXECUTIVE SHARE OPTION (i i) RESTRICTED STOCK AWARD
9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 1 JULY 2008	18.	Period during which or date on which exercisable (i) EXECUTIVE SHARE OPTIONS 1 July 2011-30 June 2018 (ii) RESTRICTED STOCK AWARD 1 July 2011
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) (i) 50,000 ORDINARY SHARES OF US$0.20 (ii) 5,549 AMERICAN DEPOSITARY SHARES ("ADS")
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise (i) 547p per share (ii) N/A	22.	Total number of shares or debentures over which options held following notification (i) 50,000 Ordinary Shares (ii) 5,549 ADS
23.	Any additional information 1 ADS = 5 ORDINARY SHARES of US$0.20 EACH Awards subject to performance criteria	24.	Name of contact and telephone number for queries GEMMA PARSONS ASSISTANT COMPANY SECRETARY 020 7960 2228

Name of authorised official of issuer responsible for making notification GEMMA PARSONS ASSISTANT COMPANY SECRETARY Date of notification: 2 July 2008

 Notes:

This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.